January 28, 2009

Susan Block/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Feel Golf Co., Inc.
Registration Statement on Form S-1/A Filed December 22, 2008 File No. 333-153699

Dear Ms. Block:

We represent Feel Golf Co., Inc. (the “Company” or “Feel Golf”). We are in receipt of your letter dated January 12, 2009 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page

1.             We note your response to comment 1 in our letter dated December 8, 2008. However, we reissue the comment because we are unable to locate the prospectus "Subject to Completion" legend on the prospectus cover page. It still currently appears to be under the fee table. Please move. Refer to Item 501(b)(l 0) of Regulation S-K.

                Answer:  This legend has been moved to the prospectus cover page.

Item 11. Information about the Registrant page 10
Market for Common Equity and Related Stockholder Matters, page 13

2.             We note your response to our prior comment 7; however, we reissue the comment in part. Please provide the appropriate tabular disclosure for shares authorized but  not yet issued. Refer to Item 201(d) of Regulation S-K.

               Answer:  This section has been revised to provide tabular disclosure for shares authorized but not yet issued.

Financial Statements for the Fiscal Year Ended December 31.2007 Report of the Independent Registered Public Accounting Firm, page F-l

3.             We note that the date of the audit report issued by the independent registered public accounting firm was revised to October 23, 2008 in response to our prior comment number 8. However, we also note that October 23, 2008 was date of the SEC comment letter that resulted in the revisions to your financial statements. In this regard, it would appear that any audit procedures performed on your restated financial statements would have been performed subsequent to such date. Please provide a revised audit report from the independent registered public accounting firm or advise.

                Answer:  The audit report has been revised to show the correct date.

Statements of Cash Flows, page F-6

4.             We note that your company’s "Loss on write off of intangible" appears to have been incorrectly reported in your fiscal year 2005 statement of cash flows. As such, the amounts reported as "Increase (decrease) in cash and equivalents" and "Cash at the end of the period" also appears to be incorrect.  Please revise your statement of cash flows, accordingly.

                Answer: The 2005 CF Statement has been revised accordingly.

Footnotes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Advertising Costs, page F-9

5.             We note that your company's prepaid advertising costs consist primarily of magazine advertisements and prepaid trade show expenses. In this regard, please tell us why you believe that it is appropriate to amortize these advertising costs over a period of one year. As part of your response, please cite the specific accounting literature that you believe supports your accounting treatment for both your company's prepaid magazine advertisements and your company's prepaid trade show costs. In addition, please tell us whether the $48,394 reported on your balance sheet as 'Trade show booth" is reflective of a tangible fixed asset, or relates to prepaid trade show costs.

                Answer:  Please note the following

a)  The $48,394 relates to the tangible fixed asset and not to prepaid trade show costs.

b) The disclosure for Footnote 2 has been revised – Please see summary of Significant Accounting Policies-Advertising Costs, page F-9.  Also we revised Footnote 5 for Prepaid. Please see the following for:

Audit 2005-2007

Note 2 - Advertising Costs
Advertising costs, which consists of both amortization of prepaid media advertising costs and costs expensed as incurred,included on the statement of operations totaled $41,039 in 2007; $57,377 in 2006 related to previously years’ prepaid media advertising costs on balance sheet.The company expenses the costs of advertising the first time the advertising takes places, except for advertising costs paid in advance.

Prepaid advertising consists primarily of media advertisements and prepaid trade show expense.The prepaid media advertising costs were amortized over the period the company estimates the future period revenue for that advertising costs. The prepaid trade show expense is the expense that the company incurred during the trade show where the company attended once a year, which the company amortizes over a 3 month period starting the month following the trade shows.

Note 5 – Prepaid
The prepaid consists of prepaid media advertising, prepaid trade shows expenses, prepaid consulting and prepaid insurance. The prepaid media advertising costs were amortized over the period the company estimates the future period revenue for that advertising costs. The prepaid trade show expense were amortized over a 3 month period starting the month following the trade shows.

Prepaid consists of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2008
Prepaid Media Advertising	$5,177	$20,578
Prepaid Trade Shows	10,954	0
Prepaid Consulting	12,212	6,367
Prepaid Insurance	483	4,214
Total Prepaid	$288,266	$31,160

Review 9-30-08

Note 2 - Advertising Costs

Advertising costs, which consists of both amortization of prepaid media advertising costs and costs expensed as incurred. The company expenses the costs of advertising the first time the advertising takes places, except for advertising costs paid in advance.

Prepaid advertising consists primarily of media advertisements and prepaid trade show expense. The prepaid media advertising costs were amortized over the period the company estimates the future period revenue for that advertising costs. The prepaid trade show expense is the expense that the company incurred during the trade show where the company attended once a year, which the company amortizes over a 3 month period starting the month following the trade shows.

Note 5 – Prepaid
The prepaid consists of prepaid media advertising, prepaid trade shows expenses, prepaid consulting, prepaid insurance, prepaid web design. The prepaid media advertising costs were amortized over the period the company estimates the future period revenue for that advertising costs. The prepaid trade show expense was amortized over a 3 month period starting the month following the trade shows.

Prepaid consists of the following at September 31, 2008 and December 31, 2007:

	September 30, 2008	December31, 2007
Prepaid Media Advertising	$6,541	$5,177
Prepaid Trade Shows	17,208	10,954
Prepaid Consulting	3,037	12,212
Prepaid Insurance	1,780	483
Prepaid Web design	11,385	0
Total Prepaid	$39,952	$288,266

Note 7 - Notes Payable, page F-l 3

6.             Please refer to your revised disclosure provided in response to our prior comment number 12. In your revised footnote, you state that your company borrowed a total of $824,226 and $815,880 from Miller Family Trust at various times in 2007 and 2006, respectively. However, in your disclosure of Transactions with related persons, promoters and certain control persons" (page 24), you state that on December 31.2007 you entered into a promissory note with Miller Family Trust with a principal amount of $1,661,419.26. In addition, we note that each of the aforementioned amounts is significantly greater man your company's respective 2007 and 2006 borrowings from related parties per your statement of cash flows and per Note 13 to your financial statements. Furthermore, based upon Note 7 to your fiscal year 2007 financial statements, the disclosed amounts of $824,226 and $815,880 are not reflective of your company's outstanding borrowings from Miller Family Trust at December 31, 2007 and December 31, 2006, respectively. In this regard, please reconcile the borrowed amounts disclosed in both your footnote and your disclosure of Transactions with related persons, promoters and certain control persons" to either the borrowings received from related parties per your fiscal year 2007 and 2006 statements of cash flows and/or your company's outstanding borrowings at the respective fiscal year ends. In addition, if appropriate, revise your disclosure regarding your company's borrowings from the Miller Family Trust.

                Answer:  Please note the following revisions:

Audit 2005-2007

Note 7

During 2007 and 2006 the company borrowed $311,956 and $170,301 respectively from a trust controlled by a principal.  During 2007 and 2006, the company repaid $154,025 and $10,205 respectively, to the same trust.  On December 31, 2007, the company consolidated the principle and interest outstanding balances into a new note of $1,661,419 bearing simple interest of 7% per annum, specifying monthly payments of $9,692.  The note is classified as long term debt.  However, the note is callable if the company misses 2 consecutive monthly payments.  See Notes 14 “Subsequent Events” as $1,000,000 was converted into common stocks on January 1, 2008.

As of December 31, 2007 and 2006, the company owed $187,355 and $178,899 respectively on loans from a trust controlled by a major shareholder.  The loans bear compound interest of 7%, and require monthly payments of $2,100.  The Company accrued $10,460 and $3,095 in interest during 2007 and 2006 respectively, and repaid $2,019 and $9,394 in 2007 and 2006 respectively. The loan stipulates that if 2 consecutive payments are missed, the note becomes callable at any time; the company has missed several payments and has reclassified this loan as current debt.

Review Sep 2008

Note 7

During September 30, 2008 and 2007, the company borrowed $50,190 and $250,500 respectively from a trust controlled by a principal.  During September 30 2008 and 2007, the company repaid $134,949 and $59,640 respectively to the same trust.  On September 30, 2008, the company consolidated the principle and interest outstanding balances into a new note of $525,286  bearing simple interest of 7% per annum, specifying that the repayment schedule is a balloon loan due to be paid on or before December 31,2012. The company shall have the election to repay in periodic payments, applied first to interest then principal.  Since it is balloon loan, the liabilities are classified as non-current

As of September 30, 2008 and 2007, the company owed $197,689 and $184,125 respectively on loans from a trust controlled by a major shareholder.  The loans bear compound interest of 7%, and require monthly payments of $2,100.  The Company accrued $10,069 and $10,040 in interest during September 30, 2008 and 2007 respectively, and repaid $0 and $2,081 in September 30, 2008 and 2007 respectively.  The loan stipulates that if 2 consecutive payments are missed, the note becomes callable at any time; the company has missed several payments and has reclassified this loan as current debt.

7.             Similarly, we note that Note 12 to your September 30, 2008 financial statements discloses borrowings from shareholders during the interim period ended September 30, 2007, in excess of the amounts reported in your statements of cash flows for the interim period ended September 30, 2007, as well as the annual period ended December 31,2007. Please reconcile the amount of your company's borrowings disclosed in Note 12 to the amount reported in your statement of cash flows for the period ended September 30, 2007. Alternatively, revise your disclosure, as appropriate. We note that the guidance provided in paragraph 31 of  SFAS No. 95 should be considered in connection with your response.

                Answer:  The borrowing from Miller Family Trust on September 2008, financial statements and September 2008, footnotes 13 have been revised. Please note the following:

Note 13

Two major shareholders have loaned working capital funds needed by the Company. The Company received borrowings from shareholders for the nine months ending September 30, 2008 and 2007 in the amount of $50,190 and $250,500 respectively. The company also made payments on shareholders loans in the amount of $134,949 and $61,721 respectively as of September 30, 2008 and 2007.  The accrued interest expense for related parties note payables were $0 and $273,624 respectively for the nine months ending September 30, 2008 and 2007.  The outstanding balances for the related party note payable were $752,976 and $1,532,192 respectively as of September 30, 2008 and 2007. Among them, $41,752 and $12,479 is the current portion of long term debt, respectively.

8.             You state that the borrowings from Miller Family Trust does not have a due date. Due Date is 12/31/2012. However, based upon your disclosure of Transactions with related persons, promoters and certain control persons," your company's borrowings from the Miller Family Trust appear to require monthly principal payments. In this regard, please (i) disclose the payment terms of your company's borrowings from Miller Family Trust in Note 7 to your annual financial statements and Note 6 to your interim period financial statements and (ii) reclassify the aggregate amount of payments mat were due against this note payable within twelve months of December 31, 2007 to the current liability section of your December 31, 2007 balance sheet In addition, please disclose the payment terms of your company's borrowings from Mitchell Family Trust in the footnotes to both your annual and interim period financial statements.

               Answer: Disclosing the payment terms of the company’s borrowings from Mitchell Family Trust has already been disclosed in Notes 12 in the September 30, 2008 review.  As for audit, please see revised the above audit footnotes Note 7 regarding Mitchell Family Trust loan payment term.

9.             It does not appear that your company's "Promissory Notes with Miller Family Trust" and "Promissory Notes with Mitchell Family Trust" were filed as exhibits to your Form S-l filed on September 26, 2008, as you have indicated in "Item 16" of Amendment 2 to your Form S-l. As such, please file exhibits 10.4 and 10.5 as part of the next amendment to your registration statement

             Answer: These notes will be filed as exhibits to this amendment.

Financial Statements for the Nine-Month Period Ending September 30, 2008 Balance Sheets, page F-17

10.           Please remove the footnotes referencing the Staffs prior comments from your balance sheet and statement of operations for the interim period ended September 30, 2008.

                Answer: The footnotes referencing the Staff’s prior comments have been removed from the financials.

Statement of Shareholders' Equity, page F-19

11.           We note that your statement of shareholders' equity for the nine month period ended September 30, 2008 no longer reflects the reclassification of your company's undistributed losses from retained deficit to additional paid-in capital, in connection with your company's change from "S" Corporation status to "C" Corporation status in July of 2008. Please advise or revise. Refer to SAB Topic 4:B for further guidance.

                Answer:  Please note that the September 30, 2008 “Statement of Shareholders’ Equity” have been revised accordingly.

Statements of Cash Flows, page F-20

12.           We note that the amounts reported as "(Increase) Decrease in inventory" in the operating activities section of your statements of cash flows do not appear to have been revised to reflect the reclassification of certain general and administration expenses to your inventory balances, in response to our prior comment number 14. As such, it does not appear that the amounts disclosed in your statements of cash flows as "Net cash provided by (used in) operations" and "Cash at the end of the period" have been correctly reported. Please revise your statements of cash flows for the nine month periods ending September 30, 2008 and September 30, 2007, or advise.

                Answer: :  Please note that the September 30, 2008 “Statement of Cash Flows” have been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation. page 14

13.           We note your revised disclosure that management believes a lack of adequate marketing capital may have contributed to sales declines in your golf grips and that sufficient marketing capital is essential to growing revenues. Please balance your disclosure here to indicate that there is no guarantee that you will be able to raise additional capital to increase marketing and that mere is no guarantee that increased marketing efforts will increase revenues.

               Answer:  Inserted additional risk disclosure has been added in the MD&A to clarify that there is no guarantee increased marketing efforts and/or raising of capital will increase revenues.

14.           We have reviewed the expanded disclosure that you have provided in response to our prior comment number 21. It appears that you have disclosed gross profits of your golf clubs and golf grips as a percentage of their respective sales for each reporting period. However, we note mat when your company's aggregate absolute gross profit is calculated based upon your disclosed gross profit percentages, the calculated amount appears to differ materially from the absolute gross profit disclosed in your statements of operations for each respective period. In this regard, please tell us how the absolute gross profit amounts used to compute the disclosed gross profit percentages for your golf clubs and golf grips reconcile with the aggregate gross profit amounts reported in your statements of operations. In addition, given that you apply the "Gross Profit Method" for purposes of inventory valuation at your interim periods, please tell us how the individual gross profit percentages of your golf clubs and your golf grips are determined for your interim periods.

Answer:  Please see revised table below:

	Net	Gross	Golf	Golf Club %	Golf Club *	Golf	Golf Grip %	Golf Grip *
Period Ending	Operating Loss	Sales Total	Club Sales	Gross Sales	Gross Proft %	Grip Sales	Gross Sales	Gross Proft %	Shipping Income

9/30/2008	$(1,425,685)	$523,453	$346,232	66%	46%	$141,775	27%	61%	$35,446

9/30/2007	$(199,886)	$438,759	$236,926	54%	45%	$167,317	38%	60%	$27,603

12/31/2007	$(292,764)	$547,435	$347,362	63%	57%	$151,867	28%	68%	$35,690

12/31/2006	$(314,858)	$670,176	$307,559	46%	51%	$322,872	48%	68%	$39,625

* Note: Golf club and golf grip gross profit percentages (%) are estimates of profit percentage (%) per product category

The individual gross profit percentages of golf clubs and golf grips are estimates only as the Company does not segregate product categories profit percentages for reporting purposes in compliance with GAAP.  These estimates are calculated based on estimating average profit margins per category based on historical sales and cost of goods.

Results of Operations, page 17

15.           We note your new disclosure relating to uncertainties in the golf industry. Please add a risk factor discussing the risks associated with these uncertainties, such as the declining number of golfers in the United States who play at least twenty rounds a year or advise.

                Answer: The additional disclosure was/is based on subjective data. The intent of this disclosure was to provide a general overview/trend of the industry. As with any industry there are “unknowns”. As such, a risk factor has been added.

16.           We note your new disclosure regarding the impact of current economic factors on your business; please revise to elaborate. For example, if changes in fuel costs or currency fluctuations have had, or you believe are reasonably likely to have, a material impact on your financial condition or performance, discuss the implications here. To the extent you identify specific economic factors which may have a material impact on your financial condition or performance, consider revising your risk factor section as well.

               Answer:  Economic factors that can affect all manufacturing businesses include increases in fuel/freight costs and for global manufacturer’s, currency fluctuations. Fuel/Freight costs can impact product costs and shipping costs of any manufacturer and without corresponding price increases of its products, a manufacturer’s profits could decline or even result in losses. While a global manufacturer may only transact business in US $’s, if a buyer/distributor in another country, whose currency has experienced a devaluation in relation to the US dollar, could result in a reduction or even elimination of demand for the manufacturer’s products in that country.

These factors and others (unknown) could occur within the global marketplace that could negatively impact operations of any business, including the golf industry (manufacturing of golf clubs and golf grips) to the extent that such operations could cease temporarily or permanently, based on the Company’s ability to respond to such global economic factors.  This language has been added to the MD&A Section.

17.           We have reviewed your response to our prior comment number 20. However, we do not believe that your expanded MD&A disclosure adequately addresses our prior comment.  In this regard, we note that your disclosure regarding your company's results of operations for the comparable annual and interim financial reporting periods still does discuss the changes in the amount of costs recognized in several of the material expense line items presented in your statements of operations. Furthermore, the fiscal year 2007 and fiscal year 2006 total operating expenses and "Net loss from operations" compared in your MD&A discussion do not agree to the amounts reported in your statement of operations. Please expand your MD&A disclosure regarding your company's results of operations to discuss each individual line item presented in your statements of operations. Your expanded disclosure should address the factors, industry trends, and/or operating trends that have contributed to any changes in the amounts recognized in these line items for your comparable reporting periods.

               Answer:  Please see revised MD&A section which includes the following tables for 2005-2006, 2006 – 2007 and 9/30/2007 – 9/30/2008, which briefly discusses each individual line item expense in the company’s statement of operations per reporting period.  Please see Schedules A, B and C.

Critical Accounting Policies, pace 20

18.           We have reviewed your response to our prior comment number 16. As the estimation of the appropriate gross margin to be applied appears to (i) involve a significant amount of judgment, (ii) be subject to change due to factors such as changes in product mix (e.g. sales of golf grips versus golf clubs) and changes in fixed and/or variable manufacturing costs, and (iii) has a significant impact on your reported inventory balances and results of operations, we believe you should discuss your application of the "Gross Profit Method" as a critical accounting policy. In this regard, please expand your disclosure in the "Critical Accounting Policies" section of MD&A to discuss each of the following items:

Please see answers below:

•              how your estimate of the appropriate gross profit margin to be applied is derived, including a discussion of the underlying assumptions that are considered; Estimates and assumptions are reported and based using gross profit margin of the company’s most recent audit history.

•              why your estimates of gross profit margin and/or your underlying assumptions bear the risk of change; Gross profit margin estimates can change due to known and unknown factors – Forward looking assumptions always have a possibility/probability factor which is beyond our present scope. Assumptions used for 9/30/08 & 9/30/07 are based on our most recent historical audit margins, but historical results do not necessarily accurately predict future results.

•              whether your estimate of the appropriate gross profit margin to be applied is adjusted between interim financial reporting periods based upon your company's actual results of operations; The gross profit method is an estimate only and based on the company’s limited history of using it, is has been an accurate estimate.   To date, the company has not made changes between interim reporting periods based upon actual results of operations.  Please see the following table.

•              how accurate your estimates of your company's gross profit margin and underlying assumptions have been in the past;

               The interim reporting method was not used until our 9/30/08 and 9/30/07 reporting period.  Please see table below:

Gross Profit Method % Accuracy

	Year End Audits	Interim Periods
	(Actual)	(Estimates)
	2007	9/30/2007	9/30/2008

GPM % Estimate		47%	47%

Actual
Rev	$547,436	$438,759	$523,453
Gross Profit	$247,069	$206,217	$246,023
Actual GP%	45%	47%	47%

Accuracy	95.7%	100%	100%

•              whether your estimate of your company's gross profit margin and/or underlying assumptions are reasonably likely to change in the future, including a discussion of any known factors that are expected to impact your estimate or the underlying assumptions; and We may not use the interim gross profit method in the future and our assumptions are presently based on our most recent operating history.  If we continue to use the interim gross profit method, we do not anticipate any changes in our assumptions at this time.  Any assumptions based on future changes at this point and at this time are not known.

•              how inventory adjustments, such as write-downs of inventory to market value or for obsolescence, impact your estimate of the appropriate gross profit margin to be used or the application of your inventory valuation method in the concurrent reporting period or future interim financial reporting periods. As noted above, our use of the gross profit method may be discontinued for future interim reporting. Inventory adjustments are calculated as part of the gross profit margin percentage.  Further, based on past operating history of the company, actual inventory that has become obsolete has been < .5 of 1% on an annual basis.

Refer to our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation'' (i.e., FR-72) for further guidance.

                Answer:  Please see above.

19.           In addition, we note that you have applied a gross profit margin of 47% for purposes of valuing your company's inventory at both September 30, 2008 and September 30, 2007. However, we note from your MD&A disclosure (page 17) that the reduction in your company's reported inventory balance as of September 30, 2008 included one-time write-offs of various inventory items, due to management's belief that such items no longer had market value. Given that the aforementioned inventory write-offs would appear to increase your company's reported costs of goods sold and decrease your company's gross profit realized for fiscal year 2008, please tell us why the same gross profit margin has been applied to the interim periods ended September 30, 2008 and September 30, 2007 for inventory valuation purposes.  As part of your response, please tell us and disclose how much of the decline in your company's inventory balance between December 31, 2007 and September 30, 2008 was attributable to the write-off of specifically identified obsolete inventory.

               Answer:    For practical purposes, the Company uses an estimated gross profit method to determine the cost of goods sold during interim periods, in accordance with APB-28 (par. 14).  The Company takes physical inventories periodically and adjusts the gross profit percentage accordingly.

We have revised the terminology previously used within the MD&A because the wording was unduly confusing and misleading.  Any inventory adjustments made during an interim reporting period are calculated (taken into consideration) as part of the gross profit method.  Any actual amount of inventory, if specifically identified as obsolete inventory, is determined at year end.

Summary Compensation Table, page 22

20.           We note that the amount listed under "Salary" for David Otterbach for 2008 is now $34,846. However, the amount under 'Totals" for Mr. Otterbach for 2008 is $36,000. Please revise or advise.

                Answer:   The amount under “Totals” has been revised accordingly. (Jaclin)

Other

21.           Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing the next amendment to your registration statement.

               Answer:   The Company has considered the financial statement update requirements and has not updated the financials at this time since the September 30, 2008 financials are still current at this time.

22.           Please provide a currently dated consent from the independent public accountant in your amendment to this registration statement.

                Answer:   A currently dated consent from the independent public accountant has been provided with this amendment.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/s/ Gregg E. Jaclin
     GREGG E. JACLIN

SCHEDULE A

Feel Golf Company, Inc. - Periodic Expense Variance

Major Operational Line Items	2006	2005

Advertising	90,332	90,869
Advertizing expenses remained relatively unchanged from 2005 to 2006 declining less than $550 or <1%.

Research & Development Expenses	37,165	49,687
Ongoing R&D expenses declined >$12,500 or ~25% from 2005 to 2006 and R&D expenses are expected to continue to decline over the next 24-36 months as the Company concludes it major R&D projects.

Bad Debts	2,066	695
The Company has experienced very little bad debts during it operating history in both 2005 & 2006. The ~ $2,000 expense in 2006 represents a one time charge of a remote sales rep not returning the company's products after being terminated.

Depreciation	59,767	59,425
The Company's depreciation of assets remained relatively unchanged in 2005 and in 2006 (<$500) and was based on the assets' depreciation life schedules.

Accounting	19,736	32,210
Accounting expense declined ~$12,500 or 39% from 2005 to 2006. In 2005, the company incurred one-time accounting expenses related to a tax audit in the State of CA. In 2006, the company incurred additional accounting expense related to a tax audit.

Legal	11,569	40,517
Legal Expense declined ~$29,000 or 70% from 2005 to 2006. In 2005, the company incurred one-time legal expenses related to a desist and refrain in the State of CA.

Sales Expense	63,294	114,486
Sales expenses declined $51,000 or 45% from 2005 to 2006 as a result of the termination of an external call center and sales force.  Management made the decision if it were to implement another call center and hire a sales force to support it, it would only be done on site and/or by Feel Golf personnel for better operational control.

Office & Computer Expense	11,559	13,224
Office & Computer Expenses declined by ~ 12.5% from 2005 to 2006 but the $ amount was < $1,700.

Travel & Entertainment	2,428	9,621
Travel & Entertainment expense declined by >$7,000 or ~75% as a result of the Company not attending a number of industry trade shows during 2006.

Insurance	12,938	25,875
Insurance expense was reduced by 50% from 2005 to 2006 as a result in the reduction of Payroll in State Workers
Comp and Blanket Policies.

License & Permits	0	3,338
License & Permits declined to $0 in 2006 from 2005 as permits and licenses are generally renewed every 2 years.

Repairs & Maintenance	2,495	2,336
Repairs & maintenance increased by < $200 from 2005 to 2006 and are less than $2500 for either year.

Occupancy Expense	80,598	76,555
Occupancy expense increased ~ $4,000 or ~5% as a result of an annual lease increase.

Payroll Expense	155,200	192,767
Payroll expense declined ~20% or ~$37,000 in 2006 from 2005 as a result in the reduction of staff downsizing. Management expects to continue downsizing for the near future.

Telephone	7,125	9,999
Telephone expense declined ~ 29% or ~$2900 in 2006 from 2005.

Write Off on Intangible Assets		183,781
Moved from Capitalized to Expense per Auditor recommendation in accordance with GAAP.

General & Administrative	39,471	25,727
G&A expense increased by >50% or ~$13,750 from 2005 to 2006 as a result of increased marketing expenses. The Company utilized external marketing sources to assist in additional branding and customer awareness promotions.

SCHEDULE B

Feel Golf Company, Inc. - Periodic Expense Variance

Major Operational Line Items	2007	2006

Advertising	74,280	90,332
Advertizing expenses were reduced by ~$16,000 or ~18% from 2006 to 2007. This was due to an decrease in print ads and marketing collateral as revenues declined.

Research & Development Expenses	17,800	37,165
R&D expenses declined ~$19,000 or >50% from 2006 to 2007 as ongoing R&D on company products was completed and products received US patent approval. R&D expenses are expected to continue to decline for the near future.

Bad Debts	268	2,066
The Company has experienced very little bad debts during it operating history in both 2006 vs. 2007. The $ amounts are
<$2500 for either year and reflect < 1/4 of 1% of total revenues for either year.

Depreciation	35,134	59,767
The Company's depreciation of assets declined by ~40% or ~$25,000 from 2006 to 2007 and was based on the underlying assets' depreciation life schedules. The ongoing depreciation schedules of the Company's assets is not expected to decline significantly further for the next 12 months or longer.

Accounting	29,168	19,736
Accounting expense increased by ~ $9500 or 48% from 2006 to 2007 due to the hiring of external accountants to assist in the preparation of Company financials.

Legal	8,317	11,569
Legal expense increased by ~28% from 2006 to 2007 but the $ amount of the increase was < $3300.

Sales Expense	52,375	63,294
Sales expense declined by ~ $11,000 or ~18% from 2006 to 2007 as part of management's overall efforts to reduce expenses.
The Company's sales expenses are directly related to the Company's total sales so as totals sales increase or decrease, sales expenses will likewise follow.

Office & Computer Expense	16,220	11,559
Office & Computer expense increased ~$4,600 or 40% from 2006 to 2007 due to one-time relocation costs requiring computer and telephone network installations.

Travel & Entertainment	2,398	2,428
Travel & entertainment decreased by < $100.

Insurance	6,759	12,938
Insurance expenses declined by > $6,000 or ~48% from 2006 to 2007 due to a reduction in State Workers Comp & General Blanket insurance policies.  The Company does not anticipate further significant reduction in insurance expenses for the near future.

License & Permits	3,869	0
Licenses & Permits increased from $0 to ~$3,800 as generally, licenses & permits are renewed every 2 years.

Repairs & Maintenance	2,355	2,495
Repairs & Maintenance decreased by < $200 from 2006 to 2007 and are less than $2500 for either year.

Occupancy Expense	47,682	80,598
Occupancy expense declined by ~$33,000 or ~40% as the Company relocated from Monterey, CA to Salinas, CA in Jan 2007 for better lease terms.  The relocation was part of management's ongoing efforts to reduce the company's overall expenses.

Payroll Expense	86,132	155,200
Payroll expense continued to decline from 2005 and 2006 to 2007 (by ~$69,000 or ~45%) as part of management's ongoing efforts to reduce the company's overall expenses.  Management does not expect to lower payroll expenses in the near future as the size/cost of the present staff is necessary to maintain normal operations.

Telephone	7,231	7,125
Telephone expense increased by < $100. Management expects to be able to lower telephone expense in the future as carriers are beginning to offer combined services and features with lower costs.

Write Off on Intangible Assets
Moved from Capitalized to Expense per Auditor's recommendation and GAAP compliance.

General & Administrative	36,678	39,471
G&A expense was reduced by ~2,750 or ~7% as part of management's efforts to reduce overall expenses.

SCHEDULE C

Feel Golf Company, Inc. - Periodic Expense Variance
	Sept 30	Sept 30
Major Operational Line Items	2008	2007

Advertising	67,936	32,007
Advertising expense increased by >100% or ~$36,000 due to an increase in attendance at trade showsin 2008 over 2007.
2007. Trade Show attendance included the 2008 International PGA Shows in Orlando, FL and the Fall PGA Show in Las
Vegas, NV.

Research and Development	2,480	16,536
The company concluded the vast majority of it's R&D efforts in 2007 and as a result, ongoing R&D expenses have been minimized (by ~$14,000 from 2007 vs 2008) for the foreseeable future as the Company does not plan on conducting any major R&D over the next 18 months. Management presently believes the company should focus on building brand awareness and marketing of its existing marketing of it's existing patented products in an effort to increase revenues.

Bad Debts	-	268
The Company has experienced very little bad debts during it operating history in both 2007 vs 2008. The small $ amounts in 2007 and $0 in 2008 reflects this.

Depreciation	28,523	29,310
The Company's depreciation of assets declined by less than 3% from 2007 to 2008 and was based on the assets'
depreciation life schedules.

Accounting	46,980	24,701
The Company's accounting costs increased in 2008 by more than 90% due to the company's registration filing to become a public company and the associated accounting costs related to becoming a public company. These increased accounting costs are expected to continue as once the Company is public, it will need to maintain ongoing periodic reporting.

Legal	31,126	7,516
The Company's legal costs increased in 2008 by more than 400% due to the company's registration filing to become a public company and the associated legal costs related to becoming a public company. These increased legal costs are expected to continue once the Company is public, it will need to maintain ongoing legal counsel for review and preparation of reports and other corporate matters.

Tax	2,779	3,080
The Company's tax liability declined ~ 9% from 2007 to 2008, however the $ amount was <$500.

Sales Expense	34,947	28,427
The company's sales expense increased ~ $6,500 or 23% from 2007 to 2008. The increase was a result in increases of printing costs of marketing collateral as well as a major revision and navigational upgrades to the company's website. Ongoing printing costs are expected to increase annually, while the website may incur ongoing maintenance costs, but no further major upgrades for the near future.

Office and Computer Expense	31,237	9,894
Office & computer expenses increased over 200% or > $21,000 from 2007 to 2008 as a result of going public expenses and ongoing upgrades to computer software and hardware. The company anticipates additional office and computer expenses if sales continue to increase.

Travel & Entertainment	2,645	1,679
Travel & entertainment increased by >55% from 2007 to 2008 but the $ amount was < $1,000.

Insurance	8,295	7,245
Insurance increased by ~15% from 2007 to 2008 but the $ amount was < $1,000.

License & Permits	364	406
License & Permits decreased by ~10% from 2007 to 2008 but the $ amount was < $100.

Repairs & Maintenance	1,524	17,460
Repairs & Maintenance decreased by ~ $16,000 or 72% from 2007 to 2008. However, the primary reason for this decrease was a reclassification of expenses into Occupancy Expense. The Company does not anticipate future significant changes for this line item.

Occupancy Expense (Rent & Utilities)	38,847	22,585
Repairs & Maintenance increased by ~ $16,000 or 72% from 2007 to 2008. However, the primary reason for this increase was a reclassification of expenses into Occupancy Expense. The Company does not anticipate future significant changes for this line item.

Payroll Expense	93,915	94,630
Payroll expense changed <$1K from 2007 to 2008. However, there were changes in personnel during this time with the hiring of the Company's COO and hiring of sales personnel. Payroll expenses are expected to increase with the hiring of additional staff depending on the company's ability to raise sufficient operating capital in the future.

Telephone	4,099	5,411
Telephone expense decreased by ~25% from 2007 to 2008 as a result of lower carrier costs for services.

IPO Consulting Services Expense	1,205,726	-
This was a one-time event in 2008 and was expensed per 123R. The company engaged a consultant to assist the
Company's efforts inbecoming a public company.

General & Administrative	17,344	12,875
G&A expense increased >4,400 or ~35% from 2007 to 2008 and this increase was primarily a result of increased costs of office supplies and related services associated with becoming a public company. This increase is expected to continue once the company becomes a public company.